February 18, 2021

Mr. Joseph M. Kempf

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Hartford Great Health Corp.

Form 10-K For the fiscal year ended July 31, 2020

File Number: 000-54439

Dear Mr. Kempf,

We note the receipt by Hartford Great Health Corp. (the “Company”), of the comment letter (the “Comment Letter”) dated February 12, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K. We hereby provide the responses set forth below to the comments in the Comment Letter.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type.

1.	We note from the related party payable disclosure on page 35 that your related party payable balances includes “funding support from SH Oversea for operation”. The related party payables also include long-term payables do to Shanghai DuBian Assets Management Ltd. Tell us why cash flows related to such payables have not been classified as financing cash flow activities. Otherwise please revise.

Response: The Company is going to restate the consolidated statements of cash flow to reclassify the funding support from SH Oversea from operating cash flow activities to financing activities.

Payable to Shanghai DuBian Assets Management Ltd. was assumed from the acquisition in 2019, the changes for the fiscal years ended July 31, 2019 and 2020 were immaterial, around $4,000 and $14,000 respectively, resulted from the unpaid loan interest. The Company classified the interest payable changes under operating cash flow activities.

2.	Tell us why it is appropriate to net short-term and long-term related party receivables and payables from diverse related parties in your operating cash flows activities section. Otherwise please revise.

Response: The long-term related party payable as of July 31, 2019 was the loan balance due to Shanghai DuBian Assets Management Ltd., which was assumed from the acquisition in 2019. The loan will be expired on April 30, 2021, short term nature as of July 31, 2020. Thus, the Company net the short-term and long-term loan change in the cash flow presentation.

Considered the following two reasons, the Company net related party receivables and payables in the consolidated statements of cash flows:

●	The total changes of related party receivables for the year ended July 31, 2020 was around $39,000. As the amount is not significant, the Company net the change of related party receivables with the change of related party payables in the cash flow presentation.
●	Receivables and payables from the same related parties were recorded at various subsidiaries of the Company. The related parties are controlled or under significant influence by the same management team who has the right to set off the amount owed with the amount owed by the related parties, and the Company intended to perform the set-off the receivable/payable with the same related parties subsequently. Net the changes of receivables and payables for the cash flow presentation is considered appropriate pursuant to ASC 210-20-45-1.

Sincerely,

/s/ SHENG-YIH CHANG
Sheng-Yih Chang
Chief Financial Officer